UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 6, 2020

20/20 GENESYSTEMS, INC.

(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted; Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.   OTHER EVENTS

On March 11, 2020, 20/20 GeneSystems, Inc. (the “Company”) entered into a Lockdown and Option Agreement (the “MedSys Agreement”), with MedicalSystem Biotechnology Co., Ltd., located in Ningbo, China (“MedSys”), pursuant to which MedSys granted to the Company an exclusive option (the “MedSys Option”) to obtain United States Food & Drug Administration (the “FDA”) approvals under the COVID-19 Emergency Use Authorization program (the “EUA”), and an exclusive license to export and distribute and otherwise commercialize a coronavirus testing device (the “COVID-19 Rapid Antibody Test Kit”) within the United States. The COVID-19 Rapid Antibody Test Kit, which can qualitatively detect IgM and IgG antibodies of coronavirus in humans, is suitable for auxiliary diagnoses of the novel coronavirus 2019 (“COVID-19”) in infected patients. The Company may exercise its right to convert the MedSys Option into a distribution agreement at any time during the term of the MedSys Agreement if (a) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (b) provides MedSys with a business plan that includes prospective clients, a distribution channel and projected revenues. The MedSys Option expires six weeks from the effective date of the MedSys Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the MedSys Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the MedSys Option, unless extended by mutual consent of the parties for an additional 30 days.

On March 13, 2020, the Company entered into a Lockdown and Option Agreement (the “Bioscience Agreement”), with Bioscience (Tianjin) Diagnostic Technology Co., Ltd., located in Tianjin, China (“Bioscience”), pursuant to which Bioscience granted to the Company an exclusive option (the “Bioscience Option”) to obtain FDA approvals under the EUA, and an exclusive license to export and distribute and otherwise commercialize the COVID-19 Rapid Antibody Test Kit within the United States. The Company may exercise its right to convert the Bioscience Option into a distribution agreement at any time during the term of the Bioscience Agreement if (i) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (ii) provides Bioscience with a business plan that includes prospective clients, a distribution channel and projected revenues. The Bioscience Option expires six weeks from the effective date of the Bioscience Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the Bioscience Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the Bioscience Option, unless extended by mutual consent of the parties for an additional 30 days.

On March 18, 2020, the Company entered into a Lockdown and Option Agreement (the “Innovita Agreement”), with Innovita (Tangshan) Biological Technology Co., Ltd., located in Hebei, China (“Innovita”), pursuant to which Innovita granted to the Company an exclusive option (the “Innovita Option”) to obtain FDA approvals under the EUA, and an exclusive license to export and distribute and otherwise commercialize the COVID-19 Rapid Antibody Test Kit within the United States. The Company may exercise its right to convert the Innovita Option into a distribution agreement at any time during the term of the Innovita Agreement if (i) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (ii) provides Innovita with a business plan that includes prospective clients, a distribution channel and projected revenues. The Innovita Option expires six weeks from the effective date of the Innovita Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the Innovita Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the Innovita Option, unless extended by mutual consent of the parties for an additional 30 days.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

20/20 GENESYSTEMS, INC.
a Delaware corporation

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Its:	Chief Executive Officer
Date:	April 6, 2020

2